FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Dates of Material Change

September 21, 2018
September 25, 2018
September 27, 2018

Item 3.	News Release

The press releases disclosing the material changes were released on September
21, September 25 and September 27, 2018 through the facilities of
GlobeNewswire.

Item 4.	Summary of Material Change

-

On September 21, 2018, the Company announced that it has been added to the Horizons Marijuana Life Sciences ETF (HMMJ:TSX), the world’s first and largest Exchange Traded Fund (ETF) offering direct exposure to North American publicly listed life sciences companies with significant business activities in the marijuana industry.

-

On September 25, 2018, the Company entered into a letter of intent to acquire a 51 per cent state in One PlantTM, an adult-use cannabis retail operation led by members of the Serruya Family (the “Serruya Family”), including Aaron Serruya, the president of International Franchise Inc. Together, the two parties will form a joint venture (the “JV”). The board of directors of the new JV company will consist of two (2) nominees of Aleafia, two (2) nominees of the Serruya Family and one (1) independent, and the management team of the JV company will be determined jointly by Aleafia and the Serruya Family. Aleafia also announced that the Serruya Family will complete a strategic investment through a non-brokered private placement of $10,000,000 in Aleafia common shares at a price of $3.10 per share. Closing of the private placement is expected to occur on about October 15, 2018, subject to definitive agreements and TSX Venture Exchange acceptance, among other conditions.

-

On September 27, 2018, the Company signed a supply MOU (the “MOU”) with CannTrust Holdings Inc. (“CannTrust”). Under the terms of the agreement, CannTrust has the right to purchase up to 15,000 kg of cannabis from Aleafia in 2019. It is a new agreement, expanding the relationship between the two companies.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

-

On September 21, 2018, the Company announced that it has been added to the Horizons Marijuana Life Sciences ETF (HMMJ:TSX), the world’s first and largest Exchange Traded Fund (ETF) offering direct exposure to North American publicly listed life sciences companies with significant business activities in the marijuana industry.

-

On September 25, 2018, the Company entered into a letter of intent to acquire a 51 per cent state in One PlantTM, an adult-use cannabis retail operation led by members of the Serruya Family (the “Serruya Family”), including Aaron Serruya, the president of International Franchise Inc. Together, the two parties will form a joint venture (the “JV”). Under the terms of the LOI, Aleafia and the Serruya Family will establish a new corporation for the JV that will be owned 51% by Aleafia and 49% by the Serruya Family. Aleafia will purchase its 51% stake in the JV company by way of the issuance of five million Aleafia shares to the Serruya Family. Aleafia will also contribute to the JV $5 million in cash and cannabis product on industry standard wholesale pricing, among other contributions. Complete details of the JV will be outlined in a definitive shareholders agreement to be entered into between Aleafia and the Serruya Family. The board of directors of the new JV company will consist of two (2) nominees of Aleafia, two (2) nominees of the Serruya Family and one (1) independent, and the management team of the JV company will be determined jointly by Aleafia and the Serruya Family. Aleafia also announced that the Serruya Family will complete a strategic investment through a non-brokered private placement of $10,000,000 in Aleafia common shares at a price of $3.10 per share. Closing of the private placement is expected to occur on about October 15, 2018, subject to definitive agreements and TSX Venture Exchange acceptance, among other conditions.

-

On September 27, 2018, the Company signed a supply MOU (the “MOU”) with CannTrust Holdings Inc. (“CannTrust”). Under the terms of the agreement, CannTrust has the right to purchase up to 15,000 kg of cannabis from Aleafia in 2019. It is a new agreement, expanding the relationship between the two companies.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

October 1, 2018